OMB APPROVAL
                                                           OMB Number: 3235-0145
                                                        Expires: August 31, 1999
                                                        Estimated average burden
                                                         hours per form....14.90


================================================================================



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                        XM Satellite Radio Holdings Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   983759 10 1
                                 (CUSIP Number)

            Randy S. Segal, Senior Vice President and General Counsel
            ---------------------------------------------------------
        Motient Corporation, 10802 Parkridge Boulevard, Reston, VA 20191
        ----------------------------------------------------------------
                                 (703) 758-6130
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 14, 2001
                                  ------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


--------------------------------------------------------------------------------
CUSIP No.  983759 10 1                              13D Amendment No. 6 - Page 2
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------




1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Motient Corporation
           93-0976127
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)|_|
                                                                         (b)|_|
--------------------------------------------------------------------------------

3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------

                           7            SOLE VOTING POWER:       14,757,262
        NUMBER OF
          SHARES        --------------------------------------------------------
       BENEFICIALLY
         OWNED BY          8            SHARED VOTING POWER:              0
           EACH
        REPORTING       --------------------------------------------------------
          PERSON
           WITH            9            SOLE DISPOSITIVE POWER:  14,757,262

                        --------------------------------------------------------

                          10            SHARED DISPOSITIVE POWER:         0
                        --------------------------------------------------------
11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           14,757,262
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           25.34%
--------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
CUSIP No.  983759 10 1                              13D Amendment No. 6 - Page 3
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     This Amendment No. 6 to Schedule 13D relates to the Class A Common Stock, par value $.01 per share ("Common Stock"), of XM Satellite Radio Holdings Inc., a Delaware corporation (the "Issuer"), and is being filed by Motient Corporation ("Motient") to amend the Schedule 13D which was most recently amended by an amendment filed with the Securities and Exchange Commission ("SEC") on April 11, 2001 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning as set forth in the Schedule 13D.

Item 4  Purpose of Transaction
------  ----------------------

     Item 4 hereby is amended to add the following information:

     On May 14, 2001, Motient signed a definitive merger agreement with Rare Medium Group, Inc. ("Rare Medium") through which Motient proposes to acquire 100% of the ownership of Rare Medium. If the merger transaction is completed, Motient will transfer 9 million shares of Common Stock to the holders of all outstanding shares of preferred stock of Rare Medium, which are held by affiliates of Apollo Management, L.P. (collectively, "Apollo")

     In connection with the merger transaction, Motient has agreed to use its best efforts to cause the Shareholder's Agreement to be amended to facilitate additional transfers of such shares by Apollo. Motient has also agreed to take steps to transfer certain of its registration rights with respect to the Common Stock to Apollo.

     If the sum of the value of the 9 million shares of Common Stock to be transferred by Motient plus the $13 million described in the next paragraph is less than $115 million, Motient will issue a three-year promissory note to Apollo in the amount of any deficiency, which note will be secured by a second lien on the assets securing Motient's guaranteed bank debt, which includes shares of Common Stock beneficially owned by Motient. The principal amount of this note will be subject to a downward adjustment on September 30, 2001, based on the then-current market value of XM Radio stock.

     In addition, at the closing Motient will use cash on the books of Rare Medium to repay approximately $34 million of Motient's bank debt. In connection with this, Apollo will replace Baron Capital Partners L.P. ("Baron") and Singapore Telecommunications Ltd. ("Singapore Telecom") as guarantors under Motient's revolving credit facility, and Apollo will receive cash in an amount equal to the remaining portions of the revolver that are attributable to the Baron and Singapore Telecom guaranteed tranches, expected to be approximately $13 million. Upon closing of these transactions as currently contemplated, all of the first priority liens on the shares of Common Stock currently held by the lenders under Motient's term loan agreement would be released upon the repayment in full of such facility, and the second priority liens on such shares currently held by the guarantors of the term loan and revolver facilities will become first priority liens. Further, the guarantors have required as a condition to the merger transaction that Motient sell one million shares of Common Stock to be used as a 100% reduction in the bank debt by September 30, 2001. Hughes Electronics has the right to defer the sale of these shares beyond September 30th.

--------------------------------------------------------------------------------
CUSIP No.  983759 10 1                              13D Amendment No. 6 - Page 4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     As of April 30, 2001, Rare Medium had approximately $100 million of cash on its books. The merger agreement provides that if necessary for liquidity purposes prior to consummation of the merger, and subject to certain conditions, Motient may either draw upon the second $25 million tranche under its bridge loan agreement with Rare Medium announced in April 2001, or sell up to 2 million additional shares of Common Stock, with 50% of such proceeds to be used to repay bank debt. Upon closing of the transaction, the bridge loans with Rare Medium would be cancelled and any shares of Common Stock used to secure such loans would be released by Rare Medium and returned to the bank guarantor collateral pool.

     The closing of the merger transaction is subject to customary closing conditions, including receipt of all required regulatory approvals, including under the Hart-Scott-Rodino Antitrust Improvements Act, as well as receipt of Motient bank waivers, and approval by the common stockholders of both Motient and Rare Medium.


Item 6   Contracts, Arrangements, Understandings or Relationships With Respect
------   ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

     Item 6 hereby is amended to add the following information:

     See Item 4 for a description of the merger agreement entered into by Motient and Rare Medium. A copy of the merger agreement, which is filed as
Exhibit 6, is hereby incorporated by reference.

Item 7   Material to be Filed as Exhibits
------   --------------------------------

     Item 7 hereby is amended to add the following exhibit:

Exhibit 6 Agreement and Plan of Merger, dated May 14, 2001, by and among Motient Corporation, Rare Medium Group, Inc. and MR Acquisition Corp.*

Exhibit 7 Letter Agreement, dated May 17, 2001, between Motient Corporation, MR. Acquisition Corp., Rare Medium Group, Inc., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., and AIF IV/RRRR LLC.**

----------------
* Incorporated by reference to Motient's Current Report on Form 8-K/A, as filed on May 15, 2001.

**Incorporated by reference to Motient's Current Report on Form 8-K as filed on May 18, 2001.

--------------------------------------------------------------------------------
CUSIP No.  983759 10 1                              13D Amendment No. 6 - Page 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 22, 2001                  Motient Corporation

                                     /s/Randy S. Segal
                                     Randy S. Segal
                                     Senior Vice President and General Counsel

--------------------------------------------------------------------------------
CUSIP No.  983759 10 1                              13D Amendment No. 6 - Page 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  Exhibit Index

Exhibit        Description
-------        -----------
Exhibit 6      Agreement  and Plan of Merger,  dated May 14, 2001,  by and among
               Motient  Corporation,  Rare Medium Group, Inc. and MR Acquisition
               Corp.*

Exhibit 7 Letter Agreement, dated May 17, 2001, between Motient Corporation, MR. Acquisition Corp., Rare Medium Group, Inc., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., and AIF IV/RRRR LLC.**

----------------
* Incorporated by reference to Motient's Form 8-K/A, as filed on May 15, 2001.

**Incorporated by reference to Motient's Form 8-K, as filed on May 18, 2001.